EXHIBIT 2

Identification and Classification of Members of the Group

The City Canyon Family Trust dated May 31, 2021 - The City Canyon Family Trust dated May 31, 2021 is a trust created under the laws of the State of California. The co-trustees of such trust are Rachel E. Haurwitz and Felix Adler who share voting and dispositive power over the trust assets.

Rachel E. Haurwitz – Rachel E. Haurwitz is an individual and a United States citizen.

Felix Adler – Felix Adler is an individual and a United States citizen.